

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

September 29, 2009

Via U.S. Mail and Facsimile to (408) 219-5338

Barry S. Baer
Chief Financial Officer
ECOtality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re:** **ECOtality, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed April 16, 2009**
> **Form 10-Q for the Fiscal-Quarter ended June 30, 2009**
> **File No. 000-50983**

Dear Mr. Baer:

We have reviewed your response dated September 14, 2009 and additional filings, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended December 31, 2008

Note 4 – Acquisitions and Goodwill, page F-10

1.   Your response to prior comment 4 indicates that you recorded a goodwill impairment charge for the entire amount of goodwill recorded from the Minit-Charger acquisition during the year-ended December 31, 2007 and subsequently, you recorded the post-closing true up payment of $390,174 from Edison as other income during the year-ended December 31, 2008. As we note that paragraph 46 of SFAS 141 states that "…the excess shall be allocated as a pro rata reduction of the amounts assigned to assets acquired…", please tell us how considered the guidance in paragraph 46 of SFAS 141 in accounting for the true-up payment and in concluding that recognition of the payment as other income was appropriate.

Note 6 – Notes payable, page F-14

2.   We note your response to prior comment 5. To help us better understand your conclusions, please address to the following:

·   Your response indicated that "the Debentures do not appear to have floating conversion terms". Please describe to us in detail the conversion terms of each of the debentures and represent to us in a definitive statement whether you have concluded the debentures include any adjustable conversion terms.
·   Please provide us with a detailed calculation of the $1,609,696 beneficial conversion feature recorded with appropriate references to the conversion price, the "effective conversion price", and the grant date trading value of your common stock.
·   Please reconcile for us the debt discount related to the warrant of $1,384,204 as discussed in your response with the $2,272,942 fair value of the warrant noted on page F-14.

3.   We note from your response to prior comment 6 that you are amortizing the additional costs of the trouble debt restructurings over the waiver period in a "straight line manner". Please note that paragraph 470-60-35-5 of FASB Accounting Standards Codification (SFAS 15) requires interest be recognized using the interest method. Please confirm, if true, that the amortization method you used is not materially different than the interest method as detailed in paragraphs 835-30-35-2 to 35-4 of FASB Accounting Standards Codification. Confirm that you will use the interest method in future period and revise your policy to so indicate.

Form 10-Q for the Fiscal-Quarter ended June 30, 2009

Note 6 – Notes payable, page 14

Impact of the May 2009 Waiver Provision on the Financial Statements, page 18

4.   We see that as a result of the make whole provision of the May 2009 waiver, you have recorded the value of additional warrants to be issued to maintain the required 80% equity position as a contra equity account valued as a percentage of your market capitalization. Please address the following:

- Tell us how you determined that the market capitalization model you utilized to fair value the warrants was appropriate. Describe how this model properly reflected the fair value of the warrants issued. For example, we see that you utilized the Black-Scholes model to fair value other warrant issuances, please tell us whether you considered using the Black-Scholes model to fair value the transaction and discuss your conclusions.
- Discuss your conclusions on whether the contingent obligation to issue additional warrants represented a derivative that should be bifurcated and recorded at fair value under Topic 815 of the FASB Accounting Standards Codification. Please tell us your reasons for concluding that equity classification of the warrants was appropriate.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3671 if you have questions regarding these comments on the financial statements and related matters. In our absence, you may also contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant